Exhibit 99.1

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AND NOTES FOR THE

THIRD QUARTER ENDING SEPTEMBER 30, 2010

Pan American Silver Corp.
Consolidated Balance Sheets
(Unaudited, in thousands of U.S. dollars)
	September 30, 2010	December 31, 2009
Assets
Current
Cash	$154,442	$100,474
Short-term investments (Note 6)	133,949	92,623
Accounts receivable (Note 5)	59,452	66,059
Income taxes receivable	3,182	12,132
Inventories (Note 7)	102,778	93,446
Unrealized gain on commodity contracts	-	160
Future income taxes	7,867	4,993
Prepaid expenses and other current assets	4,510	2,568
Total Current Assets	466,180	372,455

Mineral property, plant and equipment, net (Note 8)	1,489,737	1,457,724
Other assets (Note 9)	24,862	18,430
Total Assets	$1,980,779	$1,848,609

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$90,525	$96,159
Income taxes payable	15,103	4,021
Unrealized loss on commodity and foreign currency contracts (Note 5)	79	-
Total Current Liabilities	105,707	100,180

Provision for asset retirement obligation and reclamation	64,345	62,775
Future income taxes	321,245	305,820
Other liability (Note 3)	20,788	20,788
Total Liabilities	512,085	489,563

Non-Controlling Interests	8,057	15,256

Shareholders’ Equity (Note 11)
Share capital (authorized: 200,000,000 common shares of no par value)	1,255,166	1,206,647
Contributed surplus	52,450	47,293

Accumulated other comprehensive income	3,951	1,618
Retained earnings	149,070	88,232
Retained earnings and accumulated other comprehensive income	153,021	89,850
Total Shareholders’ Equity	1,460,637	1,343,790
Total Liabilities, Non-Controlling Interests and Shareholders’ Equity	$1,980,779	$1,848,609

See accompanying notes to the consolidated financial statements.

APPROVED BY THE BOARD

“signed”	Ross J. Beaty, Director	“signed”	Geoff A. Burns, Director

Pan American Silver Corp.
Consolidated Statements of Operations
(Unaudited in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Sales	$161,262	$118,608	$440,887	$300,406
Cost of sales	77,597	61,777	226,936	172,940
Depreciation and amortization	23,084	22,123	65,352	58,794
Mine operating earnings	60,581	34,708	148,599	68,672

General and administrative	3,385	4,433	11,209	9,198
Exploration and project development	9,822	2,523	24,094	5,325
Doubtful accounts provision (Note 5)	-	-	3,293	4,375
Accretion of asset retirement obligation	777	798	2,197	2,245
Operating earnings	46,597	26,954	107,806	47,529
Interest and financing expenses	(434)	(273)	(1,295)	(1,820)
Investment and other income	280	1,598	2,398	1,940
Foreign exchange gains (losses)	1,642	(2,481)	6,296	(2,799)
Net (losses) gains on commodity and foreign currency contracts	(654)	(393)	(36)	2,332
Net gains (losses) on sale of assets	223	(281)	575	(228)
Income before non-controlling interests and taxes	47,654	25,124	115,744	46,954
Non-Controlling Interests	(1,251)	(266)	(1,799)	(234)
Income tax provision	(17,588)	(7,483)	(47,761)	(12,527)
Net income for the period	$28,815	$17,375	$66,184	$34,193

Basic income per share (Note 12)	$0.27	$0.20	$0.62	$0.40
Diluted income per share	$0.27	$0.20	$0.62	$0.40
Cash dividends declared and paid per common share	$0.025	$-	$0.050	$-

Weighted average number of shares outstanding
(in thousands)
Basic	106,920	87,226	106,846	86,210
Diluted	107,509	87,374	107,417	86,506

Consolidated Statements of Comprehensive Income
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Net income for the period	$28,815	$17,375	$66,184	$34,193
Unrealized net losses on available for sale securities	2,534	5,920	2,517	4,840
Reclassification adjustment for net (gains) included in net income	(103)	(70)	(184)	(109)
Comprehensive income for the period	$31,246	$23,225	$68,517	$38,924

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Consolidated Statements of Cash Flows
(Unaudited in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Operating activities
Net income for the period	$28,815	$17,375	$66,184	$34,193
Reclamation expenditures	(254)	(492)	(673)	(492)

Items not affecting cash:
Depreciation and amortization	23,084	22,123	65,352	58,794
Accretion of asset retirement and obligation	777	798	2,197	2,245
Net (gains) losses on sale of assets	(223)	281	(575)	228
Future income taxes	(2,678)	1,717	1,581	(305)
Non-Controlling Interests	1,251	266	1,799	234
Unrealized (gains) losses on foreign exchange	(1,674)	2,427	(6,195)	4,577
Unrealized losses (gains) on commodity contracts	740	987	239	(3,651)
Doubtful accounts provision	-	-	3,293	4,375
Unrealized gain on derivative equity securities held	-	(2,713)	-	(2,713)
Stock-based compensation	910	493	2,510	1,688
Changes in non-cash operating working capital (Note 13)	13,987	(6,163)	23,030	(35,415)
Cash generated by operating activities	64,735	37,099	158,742	63,758

Investing activities
Mining property, plant and equipment expenditures (net of accruals)	(18,500)	(5,828)	(53,731)	(44,134)
Net purchase of short-term investments	(20,902)	(519)	(38,532)	(73,851)
Proceeds from sale of assets	936	42	1,242	137
Other asset proceeds (expenditures)	585	(5,539)	(6,144)	(10,554)
Cash used in investing activities	(37,881)	(11,844)	(97,165)	(128,402)

Financing activities
Proceeds from issuance of common shares	2,940		3,161	103,909
Share issue costs	-	-	-	(5,592)
Dividends paid	(2,674)	-	(5,346)	-
Net (payments) contributions from non-controlling interests	(680)	-	(680)	1,626
Net proceeds (repayments) from advances on metal shipments and loans	892	2,727	(4,744)	3,161
Cash generated by (used in) financing activities	478	2,727	(7,609)	103,104

Increase in cash during the period	27,332	27,982	53,968	38,460
Cash, beginning of period	127,110	37,267	100,474	26,789
Cash, end of period	$154,442	$65,249	$154,442	$65,249

Supplemental Cash Flow Information
Interest paid	$-	$-	$-	$-
Taxes paid	$13,678	$4,380	$26,566	$16,637
Significant Non-Cash Items
Equity issued to acquire mineral interests (Note 3)	$-	$-	$47,517	$-
Stock compensation issued to employees and directors	$732	$-	$2,744	$624

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.

Consolidated Statements of Shareholders’ Equity
For the nine months ended September 30, 2010 and 2009
(Unaudited in thousands of U.S. dollars, except for numbers of shares)

	Common Shares		Contributed	Accumulated Other Comprehensive	Retained
	Shares	Amount	Surplus	Income (Loss)	Earnings	Total

Balance, December 31, 2009	105,117,120	$1,206,647	$47,293	$1,618	$88,232	$1,343,790
Issued on the exercise of stock options	292,225	4,226	(811)	-	-	3,415
Issued as compensation	31,824	761	-	-	-	761
Issued to acquire mineral interests	1,747,738	43,532	3,985	-	-	47,517
Stock-based compensation on options granted	-	-	1,983	-	-	1,983
Other comprehensive loss	-	-	-	2,333	-	2,333
Dividend declared	-	-	-	-	(5,346)	(5,346)
Net income	-	-	-	-	66,184	66,184
Balance, September 30, 2010	107,188,907	$1,255,166	$52,450	$3,951	$149,070	$1,460,637

	Common Shares		Contributed	Accumulated Other Comprehensive	Retained
	Shares	Amount	Surplus	Income (Loss)	Earnings	Total

Balance, December 31, 2008	80,786,107	$655,517	$4,122	$(232)	$26,234	$685,641
Issued on the exercise of stock options	32,000	515	(139)	-	-	376
Issued on public offering	6,371,000	97,937	-	-	-	97,937
Issued as compensation	44,626	624	-	-	-	624
Shares cancelled	(8,060)	(57)	-	-	-	(57)
Stock-based compensation on options granted	-	-	1,004	-	-	1,004
Other comprehensive income	-	-	-	4,732	-	4,732
Net income	-	-	-	-	34,193	34,193
Balance, September 30, 2009	87,225,673	$754,536	$4,987	$4,500	$60,427	$824,450

See accompanying notes to consolidated financial statements.

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. and its subsidiary companies (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia.  The Company has current project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America and Mexico.

2.	Summary of Significant Accounting Policies

a.             Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and nine-month periods ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2009.

b.	Principles of Consolidation

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects Owned

Pan American Silver S.A. Mina Quiruvilca	Peru	100%	Consolidated	Huaron Mine/Quiruvilca Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A. de C.V.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Minera Triton Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

Inter-company balances and transactions have been eliminated on consolidation.

c.	Significant Accounting Policies

Mineral exploration costs are expensed as incurred. Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company.  Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are also capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred commissioning costs. These costs are amortized using the units-of-production method over the life of the mine, commencing on the date of commercial service.

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. In countries where the company has paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the company ultimately makes recoveries of the VAT, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

d.	Significant Changes in Accounting Standards

The Company continues to evaluate three new Handbook Sections the Canadian Institute of Chartered Accountants (“CICA”) issued in December 2008: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”.  These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective on January 1, 2011 but early adoption is permitted.  The Company did not adopt these new standards but continues to evaluate the attributes of early adoption of these standards and their potential effects.

Multiple Deliverable Revenue Arrangements: In December, 2009, the EIC issued EIC Abstract 175, “Multiple Deliverable Revenue Arrangements”.  This EIC addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how such a multiple deliverable revenue arrangement consideration should be measured and allocated to the separate units of accounting.  This EIC should be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011.  Early adoption is permitted.  The Company did not early adopt this EIC and upon adoption does not expect it to have a material impact on the Company’s financial position or results of operations.

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

3.	Acquisitions of Mineral Interests

Aquiline Resource Inc. (Navidad Project, Chubut, Argentina)

During January 2010, Pan American completed the acquisition of a 100% interest in Aquiline Resources Inc. (“Aquiline”), a Canadian publicly traded company that controls the Navidad Project in Chubut, Argentina, a silver development project, as well as several other early stage development projects in Argentina and Peru. The acquisition was made on the basis of issuing 0.2495 of a Pan American common share, plus 0.1 of a Five Year Pan American Warrant (“Consideration Warrant”) for each Aquiline Share tendered. Each whole Consideration Warrant will entitle the holder to acquire one Pan American common share at a price of $35.00 per Pan American common share for a period of five years after the date on which Pan American first paid for Aquiline Shares tendered, December 7, 2009. The acquisition was completed in three significant steps.  On December 7, 2009 the Company completed the acquisition of 84.5% of the outstanding shares of Aquiline and extended the offer to December 22, 2009 at which time the Company had taken up 93% of the outstanding shares of Aquiline.  Through a Compulsory Acquisition, on January 22, 2010, the Company acquired the remaining shares of Aquiline achieving 100% ownership.  The acquisition of Aquiline was accounted for as an asset acquisition.

The purchase price of the transaction totaled $588.6 million, comprised of approximately 19.6 million Pan American common shares, 7.9 million Consideration Warrants, 0.5 million Replacement Warrants, 0.5 million Replacement Options, 1.7 million common shares and 1.5 million warrants of Aquiline, respectively, held by Pan American prior to the offer and considered disposed of into the transaction, a replacement convertible debenture as discussed below and transaction costs of $8.4 million.

Pan American exchanged and replaced all outstanding options, warrants and the convertible debenture at an exchange ratio of 0.2495 and at strike prices equivalent to the original strike prices divided by 0.2495.

Pan American share values utilized for valuing the consideration of shares issued were closing prices on the actual dates of the Pan American shares being issued, with a range of prices used from $23.54 to $25.40 for the December 2009 acquisition dates and $24.57 to $24.96 during January.

Consideration warrants were valued using observable market pricing with a range of prices from $4.50 to $5.73 assigned to the consideration warrants issued on the issue dates.

Replacement warrants and options were valued using the Black-Scholes option pricing model.  Assumptions used were as follows:

Dividend yield	0%
Expected volatility	52% - 63%
Risk free interest rate	1.5%
Expected life	0 – 2 years

Warrants owned by Pan American prior to the offer and considered disposed into the transaction were valued using the Black-Scholes option pricing model.  Assumptions used were as follows:

Dividend yield	0%
Expected volatility	50%
Risk free interest rate	1.3%
Expected life	1.9 years

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

The Company issued a convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a Silver Stream contract related to certain production from the Navidad project.  The Company concluded that the most appropriate guidance regarding treatment of the replacement convertible debenture at the time of acquisition was provided under Canadian GAAP by making reference to the principles in EIC 70 – “Presentation of a Financial Instrument Labeled as a Share when a Future Event or Circumstance may affect the Issuer’s Obligations”.  In consideration of EIC-70 and the economic substance of the contract, it was concluded that a liability presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition.  Upon analysis of the relative fair values of the conversion options there was an extremely high probability that the holder of the option would convert to a Silver Stream (the fair value of the Silver Stream option was significantly higher than that of the equity option which was deeply “out-of-the-money”).

The purchase price allocation for 100% of Aquiline was calculated as follows:

Fair value of Pan American shares issued	$495,643
Fair value of Pan American consideration warrants issued	36,824
Fair value of Pan American replacement warrants issued	8,106
Fair value of Pan American replacement options issued	1,027
Fair value of Aquiline units tendered into the transaction	17,771
Fair value of replacement debenture issued	20,788
Transaction costs	6,207
Purchase Consideration	$586,366

The purchase price allocation is as follows:
Net working capital acquired (including cash of $4.3 million)	(4,299)
Mineral property, plant and equipment	867,027
Asset retirement obligation	(1,235)
Future income tax liability	(275,127)
$586,366

On February 25, 2010, subsequent to the acquisition transaction, the counterparty to the replacement debenture indicated its intention to elect the Silver Stream alternative.  The final contract for this alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative as a liability.

The current version of the Silver Stream alternative allows the counterparty the right to purchase 12.5% of the payable silver produced from the Loma de La Plata zone of the Navidad project for the life of the zone, such right including the right to purchase a minimum of one million ounces of payable silver per year from the zone, or if unavailable, from other production on the Navidad Project, for a minimum of a 12.5 year period.  The silver under the Silver Stream contract will be purchased by the counterparty for the sum of: (a) an upfront payment of $50 million (the ‘‘Upfront Payment’’); and (b) the lesser of $4.00 per ounce of payable silver and the prevailing market price per ounce of payable silver on the London Metals Exchange.  The Upfront Payment shall be made by the counterparty as follows: (a) Cdn.$17.5 million represented by the purchase price of the convertible debenture, which has already been paid; (b) $14.9 million on the Maturity Date; and (c) $17.5 million to be paid in four equal installments over one year, payable starting three months after commencement of construction.  The Maturity Date is defined as the date that is the later of:  (a) the completion of a feasibility study on the Loma de La Plata zone; (b) the decision and public announcement by the Company to proceed with the construction of a mine; and (c) the receipt of all necessary permits to proceed with the construction of a mine.

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Joint Venture with Orko Silver Inc. (La Preciosa Project, Durango, Mexico)

In April, 2009, Pan American and Orko Silver Corp. (‘‘Orko’’) entered into an agreement (the ‘‘Joint Venture Letter Agreement’’), pursuant to which Pan American and Orko agreed to form a joint venture (the ‘‘Joint Venture’’) to develop the La Preciosa silver project located in the State of Durango, Mexico (the ‘‘La Preciosa Project’’). Under the terms of the Joint Venture Letter Agreement, in order to retain its 55% interest in the Joint Venture: (a) the Company must, in addition to contributing its mine development expertise, spend a minimum of $5 million in the first 12 months from the date of the Joint Venture Letter Agreement (the condition was achieved as of the first quarter of this year) and conduct resource definition drilling, acquire necessary surface rights, obtain permits, and prepare a feasibility study over the following 24 month period; and (b) following a positive construction decision, the Company must contribute 100% of the funds necessary for practical completion of an operating mine.  In exchange for its 45% interest in the Joint Venture, Orko agreed to contribute its exploration expertise and the La Preciosa Project and related concessions.

The Company has assessed the operating company of the La Preciosa project to be a variable interest entity as contemplated under AcG-15 and as such it is consolidated in the financial statements of the Company.  Until such time as an economic analysis is completed and proven and probable reserves are established, costs incurred through the joint venture company will be expensed and no value has been attributed to the property contributed by the joint venture party. For the three and nine months ended September 30, 2010, the exploration expense recognized arising from the Orko joint venture is $3.1 million and $7.6 million, respectively, and exploration spending since the start of the joint venture through to September 30, 2010 is $11.6 million.

4.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and provide returns to its shareholders.  The Company’s capital structure consists of shareholders’ equity, comprising issued share capital, plus contributed surplus, plus retained earnings, plus accumulated other comprehensive income (loss).  Since October 2008, the Company has had a $70 million credit facility with a syndicate of international banks which has not been drawn.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2009.

5.	Financial Instruments

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

The Company derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, Company policy is not to hedge the price of silver.

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. At September 30, 2010, the Company had 1,050 tonnes of zinc and 375 tonnes of lead under contract, respectively, with a negative mark to market valuation of $0.1 million which is presented in current liabilities.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meets its contractual obligations, and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. At September 30, 2010 the Company had receivable balances associated with buyers of our concentrates of $43.4 million (December 31, 2009 - $54.0 million).  The vast majority of our concentrate is sold to three well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado and Manantial Espejo is refined under long term agreements with fixed refining terms at five separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances.  At September 30, 2010, the Company had approximately $19.3 million (December 31, 2009 - $15.1 million) of value, at cost, contained in precious metal inventory at refineries.  The Company maintains insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management, and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

As at September 30, 2010, Doe Run Peru (“DRP”), one of the buyers of concentrates from the Company’s Peruvian operations, owed to the Company approximately $8.2 million for deliveries of concentrates that occurred in early 2009. The Company established a doubtful accounts receivable provision of $4.4 million of the amount receivable in the second quarter of 2009 and, in addition, reclassified the remaining receivable balance from current assets into long term assets on its consolidated balance sheet at that time which also resulted in a further $0.6 million charge related to the negative present value impact of the expected delay in the recovery of the DRP receivable.  On July 27, 2010, DRP failed to restart operations at its La Oroya smelter, as mandated by the Peruvian government.  Although the Company will continue to pursue every possible avenue to recover the amounts owed by DRP, the Company increased the doubtful accounts receivable provision for the remaining $3.2 million of the receivable during the second quarter of 2010.

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Other than this receivable with DRP, at September 30, 2010 and December 31, 2009, the Company had no material past due trade receivables and the accounts receivable on the Consolidated Balance Sheets is presented with $ NIL provision for doubtful accounts (September 30, 2009 - $ NIL).

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

Foreign Exchange Rate Risk

The Company reports its financial statements in U.S. dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

In order to mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and Canadian dollars (“CAD”) to match anticipated spending.  At September 30, 2010, the Company had no forward contracts to purchase foreign currencies but was holding $85.5 million in CAD in cash and short term investments.  The Company’s net income is also affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date.  The most significant monetary item affected by such movements in foreign currencies is the future income tax liability arising from the Aquiline acquisition with a September 30, 2010 balance of $263.8 million.  This liability reflects the difference between the tax values and the accounting book values of the assets purchased.  As this balance is deemed to be denominated primarily in Argentine pesos, the Company will be required to adjust this liability for any movements in the exchange rate of that currency against the USD.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

As at September 30, 2010 the Company’s commitments have contractual maturities which are summarized below:

PAYMENTS DUE BY PERIOD
		Less than	1 – 3	4 – 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$263	$203	$60	-	-
Current Liabilities	104,151	104,151	-	-	-
Contribution Plan (1)	5,122	2,561	2,561	-	-
Total contractual obligations(2)	$109,536	$106,915	$2,621	-	-

(1)
In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management, further discussed in Note 11. Contract commitments for the plan, payable in CAD, represent minimum payments expected to be paid out, presented above in USD at the period-end rate.

(2)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation.

Fair Value of Financial Instruments

The carrying value of cash is at fair value, while accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity and terms of these financial instruments.  The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2009.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

6.	Short term investments and other investments

	September 30, 2010			December 31, 2009
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short term investments	$133,949	$130,685	3,264	$92,623	$92,153	470
Investments (1)	1,092	405	687	1,553	405	1,148
	$135,041	$131,090	3,951	$94,176	$92,558	1,618

(1)	Investments in certain equity securities are presented in other assets on the balance sheet (Note 9).

7.	Inventories

Inventories consist of:
	September 30, 2010	December 31, 2009
Concentrate inventory	$11,341	$15,379
Stockpile ore	24,089	21,892
Direct smelting ore	1,462	1,462
Doré and finished inventory	31,814	27,577
Materials and supplies	35,083	28,147
	103,789	94,457
Less: non-current direct smelting ore (Note 9)	(1,011)	(1,011)
	$102,778	$93,446

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

8.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company.  Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale.  Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.

Mineral property, plant and equipment consist of:

	September 30, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Huaron mine, Peru	$97,034	$(36,694)	$60,340	$92,768	$(33,966)	$58,802
Morococha mine, Peru	108,551	(29,875)	78,676	97,568	(25,140)	72,428
Alamo Dorado mine, Mexico	182,661	(90,321)	92,340	181,903	(68,320)	113,583
La Colorada mine, Mexico	59,157	(35,568)	23,589	53,951	(33,239)	20,712
Manantial Espejo mine, Argentina	312,126	(62,923)	249,203	311,357	(37,993)	273,364
San Vicente mine, Bolivia	108,383	(21,320)	87,063	105,445	(12,543)	92,902
Other	4,636	(2,306)	2,330	2,229	(1,222)	1,007

TOTAL	$872,548	$(279,007)	$593,541	$845,221	$(212,423)	$632,798

Non-producing properties:
Morococha, Peru	$17,766	$19,012
Aquiline Group (Navidad project – Note 3)	876,754	804,308
Other	1,676	1,606
TOTAL Non-producing properties	$896,196	$824,926
TOTAL Mineral Property, Plant and Equipment	$1,489,737	$1,457,724

Navidad Project, Argentina

During the three and nine months ended September 30, 2010, the Company capitalized $7.4 million and $19.5 million of evaluation costs at the Navidad Project in Argentina ($NIL million in three and nine months ended September 30, 2009).

Morococha mine, Peru

During the second quarter of 2010, the Company’s wholly owned subsidiary Compañia Minera Argentum S.A. (“Argentum”), reached an agreement with Minera Chinalco Perú (“MCP” or “Chinalco”), a subsidiary of the Aluminum Corporation of China which clearly defines each party’s long term surface rights in the area of the Morococha mine.  The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project.  While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP.  In exchange, Argentum will receive a package of surface rights, easements and other rights that are sufficient to relocate the facilities and to continue uninterrupted operations.  Lastly, Argentum will receive periodic cash payments from MCP totaling $40 million, of which, to September 30, 2010, the Company has received $7.8 million.

9.	Other Assets

Other assets consist of:

	September 30, 2010	December 31, 2009
Long-term refundable taxes, net	$22,519	$11,909
Long-term receivable, net (Note 5)	-	3,825
Reclamation bonds	134	132
Investments (Note 6)	1,092	1,553
Non-current direct smelting ore (Note 7)	1,011	1,011
Future income tax asset	106	-
	$24,862	$18,430

10.	Accounts Payable and Accrued Liabilities

Account payable and accrued liabilities consist of:

	September 30, 2010	December 31, 2009
Trade accounts payable	$25,449	$29,836
Other accounts payable and trade related accruals	17,907	18,108
Acquisition costs payable (Note 3)	-	7,582
Payroll and related benefits	16,462	12,848
Severance accruals	6,875	4,781
Payment due for mineral property acquired (Note 3)	-	5,799
Capital leases	263	646
Advances on concentrate	279	5,668
Other	23,290	10,891
	$90,525	$96,159

11.	Share Capital and Stock Compensation Plan

The Company has a comprehensive stock compensation plan for its employees, directors and officers.  The plan provides for the issuance of common shares and stock options, as incentives.  The maximum number of Shares which may be issued pursuant to options granted or bonus Shares issued under the 2008 Plan may be equal to, but will not exceed 6,461,470 Shares.  The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors.  Any modifications to the stock Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan.  The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend.  The options are five year options which vest in three installments, one third on the first anniversary of the grant date and one third on each of the second and third anniversary dates of the award.  Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential.  The Compensation Committee oversees the LTIP on behalf of the Board of Directors.  The LTIP plan guidelines can be modified or suspended, at the discretion of the Compensation Committee and the Board of Directors.

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Transactions concerning stock options and share purchase warrants are summarized as follows in Canadian dollars (“CAD”):

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price CAD$	Shares	Price CAD$	Shares
As at December 31, 2008	614,640	$21.88	-	$-	614,640

Granted	442,008	$17.73	-	$-	442,008
Issued on acquisition	517,709	$46.11	7,702,698	$33.56	8,220,407
Exercised	(32,000)	$14.85	-	$-	(32,000)
Expired	(37,000)	$24.87	-	$-	(37,000)
Forfeited	(36,231)	$20.67	-	$-	(36,231)
As at December 31, 2009	1,469,126	$29.66	7,702,698	$33.56	9,171,824

Granted	443,844	$24.14	-	-	443,844
Issued on acquisition	-	-	702,540	$35.00	702,540
Exercised	(292,223)	$11.90	(2)	$35.00	(292,225)
Expired	-	$-	(51,488)	$52.00	(51,488)
Forfeited	(41,783)	$24.91	-	-	(41,783)
As at September 30, 2010	1,578,964	$31.16	8,353,748	$33.56	9,932,712

Long Term Incentive Plan

In January, 2010 the Company awarded 31,824 shares of common stock with a two year holding period and granted 281,921 options under this plan.  The Company used as its assumptions for calculating fair value a risk free interest rate of 2.0 per cent, weighted average volatility of 57 per cent, expected lives ranging from 1.5 to 3 years based on historical experience dividend yield of zero, and an exercise price of CAD $25.19 per share.  The weighted average fair value of each option was determined to be CAD $8.53.

During the three months ended September 30, 2010, 279,924 common shares were issued for proceeds of $3.1 million in connection with the exercise of options under the plan (September 30, 2009 – NIL).

During the nine months ended September 30, 2010, 292,223 common shares were issued for proceeds of $3.4 million in connection with the exercise of options under the plan (September 30, 2009 – 32,000 and $0.4 million, respectively).

In February, 2010 the Company granted a further 156,712 options under the guidelines of this plan as a transactional award to certain employees arising from the Aquiline acquisition described in Note 3.  The Company used as its assumptions for calculating fair value a risk free interest rate of 1.5 per cent, weighted average volatility of 55 per cent, expected lives ranging from 1.5 to 3 years based on historical experience, dividend yield of zero, and an exercise price of CAD $22.23 per share.  The weighted average fair value of each option was determined to be CAD $8.04.  The options are unvested at the grant date and will vest only when a positive construction decision is made by the Board with regards to the Navidad project and only if that decision is made no later than 3 years from the grant date of the options.

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at September 30, 2010.  The underlying options agreements are specified in Canadian dollar amounts and includes options issued as part of the acquisition of Aquiline Resources Inc. (Replacement Options as discussed in Note 3):

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at Sep. 30, 2010	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Exercisable as at Sep. 30, 2010	Weighted Average Exercise Price CAD$
$17.73 - $ 22.23	542,254	3.5	$19.29	123,125	$18.87
$24.64 - $ 28.41	395,248	3.5	$26.16	129,616	$28.15
$33.00 - $ 36.66	192,365	1.7	$35.38	151,124	$35.03
$48.10	449,097	0.4	$48.10	449,097	$48.10
	1,578,964	2.4	$31.16	852,962	$38.53

For the three and nine months ended September 30, 2010, the total employee stock-based compensation expense recognized in the statement of operations was $0.9 million and $2.5 million, respectively (September 30, 2009 - $0.5 million and $1.7 million).

Share Purchase Warrants

As part of the acquisition described in Note 3, the Company issued share purchase warrants (Consideration and Replacement Warrants) in connection with the acquisition of Aquiline Resources Inc.

	Warrants Outstanding			Warrants Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at Sep. 30, 2010	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Exercisable as at Sep.30, 2010	Weighted Average Exercise Price CAD$
$10.02	480,287	1.1	$10.02	480,287	$10.02
$35.00	7,873,461	4.2	$35.00	7,873,461	$35.00
	8,353,748	4.0	$33.56	8,353,748	$33.56

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company.

The Contribution Plan is a four year plan with a percentage of the retention bonus payable at the end of each year of the program.  The Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for four years starting in June 2009.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the 4 year period of the Plan is CAD $10.8 million with CAD $5.3 million remaining to be paid as of September 30, 2010 as described in Note 5.  Currently, it is planned that any such payments will be made by way of cash.  No shares will be issued from the treasury pursuant to the Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities.

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

12.	Earnings Per Share (Basic and Diluted)

For the three months ended September 30,	2010	2009

	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income	$28,815			$17,375

Basic EPS	$28,815	106,920	$0.27	$17,375	87,226	$0.20
Effect of Dilutive Securities:
Stock Options		293			148
Warrants	296

Diluted EPS	$28,815	107,509	0.27	$17,375	87,374	$0.20

For the nine months ended September 30,	2010	2009

	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income	$66,184			$34,193

Basic EPS	$66,184	106,846	$0.62	$34,193	86,210	$0.40
Effect of Dilutive Securities:
Stock Options		280			296
Warrants	291

Diluted EPS	$66,184	107,417	$0.62	$34,193	86,506	$0.40

Potentially dilutive out-of-money options and warrants excluded in the Diluted EPS calculation for the three and nine months ended September 30, 2010 were 8,639,327 (September 30, 2010 – 258,691 and 345,331).

13.	Changes in Non-Cash Operating Working Capital Items

The following table summarizes the changes in operating working capital items:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Changes in non-cash working capital items	2010	2009	2010	2009

Accounts receivable and other current assets	$1,118	$(2,644)	$4,548	$(20,115)
Inventories	(6,203)	(7,390)	(7,885)	(13,866)
Prepaid expenses	175	(834)	(1,900)	(651)
Accounts payable and other current liabilities	14,086	2,844	10,430	7,367
Income taxes payable	4,811	1,861	17,837	(8,150)
	$13,987	$(6,163)	$23,030	$(35,415)

14.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are Silver, Zinc, Lead and Copper produced from mines located in Mexico, Peru, Argentina and Bolivia.  Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

	For three months ended September 30, 2010
	Peru				Mexico		Argentina	Bolivia	Other &
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office (1)	Total

Sales to external customers	$19,752	$23,253	$12,103	$-	$48,230	$17,917	$27,008	$12,999	$-	$161,262
Depreciation and amortization	$(1,114)	$(1,791)	$-	$(25)	$(9,245)	$(965)	$(6,916)	$(2,920)	$(108)	$(23,084)
Accretion of asset retirement obligation	$(144)	$(56)	$(99)	$-	$(111)	$(81)	$(221)	$(65)	$-	$(777)
Exploration expense	$-	$-	$-	$(168)	$1	$(278)	$(911)	$(249)	$(8,217)	$(9,822)
Interest and financing expense	$(28)	$(46)	$(48)	$-	$-	$-	$-	$(28)	$(284)	$(434)
Net gain (loss) on sale of assets	$-	$219	$-	$-	$1	$3	$-	$-	$-	$223
Investment and other income (expense) including doubtful accounts provision	$606	$(94)	$(19)	$3	$(161)	$(178)	$6	$-	$117	$280
Foreign exchange gain (loss)	$(352)	$(250)	$387	$61	$(504)	$114	$(1,253)	$112	$3,327	$1,642
Net gains (losses) on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$(654)	$(654)
Income (loss) before income taxes	$3,388	$7,162	$3,847	$111	$26,308	$7,321	$2,132	$3,530	$(7,396)	$46,403
Net income (loss) for the period	$2,219	$5,752	$3,159	$366	$17,964	$5,405	$3,940	$(1,524)	$(8,466)	$28,815
Capital expenditures	$1,565	$3,262	$-	$9	$631	$1,656	$2,173	$1,565	$7,639	$18,500
Segment assets	$64,240	$129,896	$58,443	$1,168	$160,200	$48,438	$339,050	$118,449	$1,060,895	$1,980,779
Long-lived assets	$60,340	$96,895	$-	$-	$92,340	$23,589	$249,203	$87,063	$880,307	$1,489,737

1)	Included in Other is the Aquiline group segment as described in Note 3.

For three months ended September 30, 2010
Peru				Mexico		Argentina	Bolivia	Other &
Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office (1)	Total

Sales to external customers	$15,409	$16,787	$5,543	$-	$27,405	$13,391	$28,188	$11,885	$-	$118,608
Depreciation and amortization	$(904)	$(1,700)	$-	$(25)	$(6,334)	$(2,994)	$(7,739)	$(2,394)	$(33)	$(22,123)
Accretion of asset retirement obligation	$(152)	$(60)	$(196)	$-	$(100)	$(126)	$(104)	$(60)	$-	$(798)
Exploration and project development	$-	$98	$-	$(104)	$(71)	$4	$(162)	$-	$(2,288)	$(2,523)
Interest and financing expenses	$(20)	$(26)	$(16)	$-	$-	$-	$-	$(2)	$(209)	$(273)
Net (losses) gains on sale of assets	$-	$-	$-	$-	$(262)	$-	$-	$(19)	$-	$(281)
Investment and other income (expense) including doubtful accounts provision	$(262)	$(122)	$(70)	$46	$(110)	$218	$(937)	$(1)	$2,836	$1,598
Foreign exchange gain (loss)	$(578)	$(1,162)	$1,083	$(9)	$1,482	$(337)	$(560)	$(1)	$(2,399)	$(2,481)
Net gains (losses) on commodity and foreign currency contracts	$169	$242	$77	$-	$-	$-	$-	$-	$(881)	$(393)
Income (loss) before income taxes	$2,900	$2,629	$2,183	$67	$11,386	$2,505	$3,167	$3,680	$(3,659)	$24,858
Net income for the period	$2,826	$994	$741	$41	$9,560	$1,654	$1,882	$3,337	$(3,660)	$17,375
Capital expenditures	$1,615	$1,754	$-	$72	$519	$201	$1,114	$493	$60	$5,828
Segment assets	$66,000	$115,444	$40,053	$900	$171,574	$44,844	$338,065	$116,344	$114,863	$1,008,087
Long-lived assets	$58,143	$90,846	$-	$30	$117,561	$22,133	$279,134	$93,870	$2,539	$664,256

1)	Included in Other is the Aquiline group segment as described in Note 3.

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

For three months ended September 30, 2010
Peru				Mexico		Argentina	Bolivia	Other &
Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office (1)	Total

Sales to external customers	$49,026	$62,728	$35,399	$-	$102,728	$52,166	$97,599	$41,241	$-	$440,887
Depreciation and amortization	$(2,842)	$(5,203)	$-	$(88)	$(20,801)	$(3,609)	$(22,950)	$(9,528)	$(331)	$(65,352)
Accretion of asset retirement obligation	$(431)	$(168)	$(296)	$-	$(333)	$(242)	$(531)	$(196)	$-	$(2,197)
Exploration expense	$-	$-	$-	$(1,024)	$(92)	$(757)	$(2,080)	$(250)	$(19,891)	$(24,094)
Interest and financing expense	$(97)	$(166)	$(107)	$-	$-	$-	$-	$(202)	$(723)	$(1,295)
Net gain (loss) on sale of assets	$8	$589	$-	$-	$(22)	$(20)	$-	$20	$-	$575
Investment and other income (expense) including doubtful accounts provision	$1,569	$(88)	$(2,152)	$(6)	$(142)	$(448)	$14	$-	$358	$(895)
Foreign exchange gain (loss)	$708	$(1,289)	$(2,067)	$78	$(1,500)	$(194)	$(1,477)	$320	$11,717	$6,296
Net gains (losses) on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$(36)	$(36)
Income (loss) before income taxes	$6,655	$14,622	$6,345	$(291)	$47,962	$19,147	$20,197	$11,463	$(12,155)	$113,945
Net income for the period	$4,522	$10,254	$4,264	$(272)	$32,750	$14,006	$17,591	$351	$(17,282)	$66,184
Capital expenditures	$4,401	$8,485	$-	$123	$1,021	$5,651	$4,659	$3,482	$25,909	$53,731
Segment assets	$64,240	$129,896	$58,443	$1,168	$160,200	$48,438	$339,050	$118,449	$1,060,895	$1,980,779
Long-lived assets	$60,340	$96,895	$-	$-	$92,340	$23,589	$249,203	$87,063	$880,307	$1,489,737

For three months ended September 30, 2010
Peru				Mexico		Argentina	Bolivia	Other &
Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office (1)	Total

Sales to external customers	$44,105	$42,669	$24,240	$-	$70,435	$34,350	$64,131	$20,476	$-	$300,406
Depreciation and amortization	$(2,960)	$(4,872)	$(661)	$(104)	$(18,843)	$(7,928)	$(19,223)	$(4,107)	$(96)	$(58,794)
Accretion of asset retirement obligation	$(453)	$(180)	$(589)	$-	$(301)	$(289)	$(313)	$(120)	$-	$(2,245)
Exploration and project development	$-	$-	$-	$(342)	$(250)	$(2,891)	$(444)	$-	$(1,398)	$(5,325)
Interest and financing expenses	$(61)	$(64)	$(66)	$-	$-	$-	$-	$(4)	$(1,625)	$(1,820)
Net gains (loss) on sale of assets	$-	$1	$-	$2	$(268)	$(18)	$-	$55	$-	$(228)
Investment and other income (expense) including doubtful accounts provision	$(189)	$(2,075)	$(3,709)	$207	$(40)	$300	$1	$2	$3,068	$(2,435)
Foreign exchange gain (loss)	$(2,719)	$(4,055)	$4,208	$(19)	$(1,238)	$(28)	$134	$(84)	$1,002	$(2,799)
Net gains (losses) on commodity and foreign currency contracts	$714	$1,092	$384	$-	$-	$-	$-	$-	$142	$2,332
Income (loss) before income taxes	$5,802	$1,046	$3,770	$265	$17,268	$3,544	$5,893	$5,585	$3,547	$46,720
Net income for the period	$3,896	$(1,543)	$2,812	$222	$13,892	$2,144	$2,276	$6,947	$3,547	$34,193
Capital expenditures	$5,537	$6,085	$-	$266	$866	$1,183	$11,799	$18,233	$165	$44,134
Segment assets	$66,000	$115,444	$40,053	$900	$171,574	$44,844	$338,065	$116,344	$114,863	$1,008,087
Long-lived assets	$58,143	$90,846	$-	$30	$117,561	$22,133	$279,134	$93,870	$2,539	$664,256

	Three months ended		Nine months ended
	September 30,		September 30,
Product Revenue	2010	2009	2010	2009
Silver doré	$80,693	$53,490	$223,618	$140,032
Zinc concentrate	16,852	8,443	53,330	27,469
Lead concentrate	27,310	17,955	66,999	51,249
Copper concentrate	39,674	40,753	106,959	85,392
Silver pyrites	-	108	-	754
Royalties	(3,267)	(2,141)	(10,019)	(4,490)
Total	$161,262	$118,608	$440,887	$300,406

Pan American Silver Corp.
Notes to Consolidated Financial Statements (Unaudited)
As at Sep.30, 2010 and December 31, 2009 and for the three month and nine month periods ended Sep.30, 2010 and 2009
 (Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

15.	Subsequent Events

On November 8, 2010, the Company announced that its Board of Directors has changed its dividend to holders of its common shares from a semi-annual to a quarterly basis.  In conjunction with this approval, the Board declared a dividend of $0.025 per common share to be paid to holders of record of its common shares as of the close of business day on Friday, November 19, 2010.  This dividend will be paid to shareholders on or about Wednesday, December 1, 2010 and is designated to be an eligible dividend for the purposes of the Income Tax Act (Canada).  Specific dates and amounts of future dividends will be determined by the Board on an ongoing basis.

625 Howe Street, Suite 1500
Vancouver, BC
Canada V6C 2T6

Tel: 604 684-1175
Fax: 604 684-0147

www.panamericansilver.com